QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to 424(b)(3)
Registration No. 333-200594

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 4 DATED SEPTEMBER 21, 2017
TO THE PROSPECTUS DATED JULY 3, 2017

        This prospectus supplement ("Supplement") is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated July 3, 2017 (the "Prospectus"), as supplemented by Supplement No. 1, dated August 9, 2017, Supplement No. 2, dated August 28, 2017, and Supplement No. 3, dated September 13, 2017. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

        The purpose of this Supplement is as follows:

  A.
  To provide an update to the section of the Prospectus titled "Plan of Distribution"; and

  B.
  To provide an update regarding a new corporate line of credit.

A.    Update to the section of the Prospectus titled "Plan of Distribution"

        The following new subsection is inserted before the last paragraph on page 272 of the Prospectus:

Ameriprise Financial and AEIS

        We, the Dealer Manager, the Advisor and the Sponsor have entered into a selected dealer agreement with Ameriprise Financial Services, Inc., which we refer to as Ameriprise Financial, pursuant to which Ameriprise Financial was appointed as a participating broker dealer to sell our shares in this offering on a "best efforts" basis. In addition, we, the Dealer Manager, the Advisor and the Sponsor have entered into a cost reimbursement agreement with American Enterprise Investment Services Inc., which we refer to as AEIS, pursuant to which AEIS will perform certain broker dealer services including, but not limited to, distribution, marketing, administration and stockholder services support.. Subject to certain limitations set forth in the selected dealer agreement and the cost reimbursement agreement, we, the Dealer Manager, the Advisor and the Sponsor, jointly and severally, agreed to indemnify Ameriprise Financial and AEIS, and each other person, if any who controls Ameriprise Financial or AEIS within the meaning of Section 15 of the Securities Act, and any of their respective officers, directors, employees and agents against certain losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in connection with this offering, certain filings with the SEC or certain other public statements, certain liability associated with failure to qualify for an applicable ERISA exception during a specified time period, or the breach by us, the Dealer Manager, the Advisor or the Sponsor or any employee or agent acting on our or their behalf, of any of the representations, warranties, covenants, terms and conditions of the agreements. In addition, we have agreed to reimburse certain principals of the Sponsor for any amounts they are required to pay with respect to funding obligations to Ameriprise Financial and AEIS that they may incur concerning these matters. Please see "Conflicts of Interest."

B.    Corporate Line of Credit Update

        On September 18, 2017, we, through the Operating Partnership as the "Borrower," entered into a credit facility agreement with an initial revolving loan commitment of $100.0 million, which we refer to as the "Credit Facility." The lenders providing commitments pursuant to the Credit Facility agreement are Wells Fargo Bank, National Association, as Administrative Agent and as a lender, Bank of America, N.A., as Syndication Agent and as a lender, U.S. Bank National Association, as Documentation Agent and as a lender, and JPMorgan Chase Bank, N.A., as a lender, which we collectively refer to as the "Lenders." Wells Fargo Securities, LLC serves as Joint Lead Arranger and Joint Bookrunner, Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as Joint Lead Arranger and Joint Bookrunner and U.S Bank National Association serves as Joint Lead Arranger. The Credit Facility provides the Borrower with the ability from time to time to increase the size of the commitments by up to an additional $500.0 million, for a total of up to $600.0 million, subject to the receipt of lender commitments and satisfaction of other conditions. Any increase to the size of the Credit Facility may be in the form of an increase in the aggregate revolving loan commitments, the establishment of a term loan, or a combination of both. The maturity date of the Credit Facility agreement is September 18, 2020, and may be extended pursuant to two one-year extension options, subject to the Borrower's continuing compliance with certain financial covenants, the payment of an extension fee and the satisfaction of other customary conditions.

        At the Borrower's election, borrowings under the Credit Facility will be charged interest based on LIBOR plus a margin ranging from 1.60% to 2.50%, or on an alternative base rate plus a margin of 0.60% to 1.50%, each depending on our consolidated leverage ratio. Customary fall-back provisions apply if LIBOR is unavailable. The alternative base rate is equal to (i) the greatest of (a) the prime rate announced from time to time by Wells Fargo Bank, National Association, (b) the Federal Funds Effective Rate plus 0.5%, and (c) LIBOR plus 1.0%. If either of the primary rate or the alternative base rate is less than zero, it will be deemed to be zero for purposes of the Credit Facility.

        In addition to interest, the Borrower must pay a quarterly unused fee that equals the amount of the revolving loan commitment unused by the Borrower on a given day multiplied by either (i) 0.20% on an annualized basis if more than 50% of the revolving loan commitment is being used or, (ii) 0.25% on an annualized basis if 50% or less of the revolving loan commitment is being used. The Borrower is also required to pay certain participation and other fees in connection with any letters of credit issued under the Credit Facility.

        Borrowings under the Credit Facility will be available for general business purposes, including but not limited to debt refinancing, property acquisitions, new construction, renovations, expansions, tenant improvement, refinancing of existing lines, financing acquisitions of permitted investments, and closing costs and equity investments primarily associated with commercial real estate property acquisitions or refinancings. Borrowings under the Credit Facility will be guaranteed by us and certain of our subsidiaries. In addition, a pledge of equity interests in our subsidiaries that directly own unencumbered properties shall be provided until such time as we elect to terminate such pledges, subject to satisfaction of certain financial covenants, including but not limited to us having a "total asset value" (as defined in the Credit Facility) of at least $500.0 million, provided that there is no default. As of September 21, 2017, we did not own any properties. Accordingly, there were no amounts outstanding under the Credit Facility.

        The Credit Facility requires the maintenance of certain financial and borrowing base covenants including covenants concerning: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) secured indebtedness; (v) secured recourse indebtedness; (vi) unencumbered property pool debt yield; (vii) unencumbered interest coverage ratio; (viii) unencumbered property pool leverage ratio; and (ix) unencumbered property pool criteria.

        In addition, the Credit Facility contains customary affirmative and negative covenants which, among other things, require the Borrower to deliver to the Lenders specified quarterly and annual financial information, and limit the Borrower and/or its subsidiaries, subject to various exceptions and thresholds from: (i) creating liens (other than certain permitted liens) on the unencumbered property pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of its assets or properties; (iv) permitting certain transfers of a material interest in the Borrower; (v) entering into transactions with affiliates, except on an arms-length basis; (vi) making certain types of investments; (vii) if in default under the Credit Facility, paying certain distributions or certain other payments to affiliates; and (viii) incurring indebtedness (subject to certain permitted indebtedness).

        The Credit Facility permits voluntary prepayment of principal and accrued interest without premium or penalty and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility, the Lenders may accelerate the repayment of amounts outstanding under the Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

QuickLinks

BLACK CREEK INDUSTRIAL REIT IV INC. SUPPLEMENT NO. 4 DATED SEPTEMBER 21, 2017 TO THE PROSPECTUS DATED JULY 3, 2017